SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE and ServiceNow Announce Strategic Partnership to Deliver AI-Powered Customer Service Fulfillment Across the Enterprise, dated May 7, 2025.

99.2	NICE Announces Interactions 2025, Showcasing Real, No-Hype AI Outcomes for Customer Service– Featuring Celebrity Keynote Kristen Bell, dated May 8, 2025.

99.3	NICE Signs Strategic Collaboration Agreement with AWS To Accelerate End-To-End Customer Service Automation at Scale, dated May 13, 2025.

99.4	NICE Announces Interactions International 2025, Accelerating Global Customer Service Automation Adoption – Featuring Sir Tim Berners-Lee, Jonny Wilkinson and the Kaiser Chiefs, dated May 19, 2025.

99.5	NICE Actimize Empowers SURVEIL-X with Generative AI, Launching a New Era in Market Abuse and Conduct Risk Detection, dated May 28, 2025.

99.6	NICE Actimize Announces ENGAGE 2025 the Industry’s Leading Fraud & Financial Crime Risk Management Conference, dated May 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Noa Farkas Gluck Title: Head of Corporate Legal Dated: June 5, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE and ServiceNow Announce Strategic Partnership to Deliver AI-Powered Customer Service Fulfillment Across the Enterprise, dated May 7, 2025.

99.2	NICE Announces Interactions 2025, Showcasing Real, No-Hype AI Outcomes for Customer Service– Featuring Celebrity Keynote Kristen Bell, dated May 8, 2025.

99.3	NICE Signs Strategic Collaboration Agreement with AWS To Accelerate End-To-End Customer Service Automation at Scale, dated May 13, 2025.

99.4	NICE Announces Interactions International 2025, Accelerating Global Customer Service Automation Adoption – Featuring Sir Tim Berners-Lee, Jonny Wilkinson and the Kaiser Chiefs, dated May 19, 2025.

99.5	NICE Actimize Empowers SURVEIL-X with Generative AI, Launching a New Era in Market Abuse and Conduct Risk Detection, dated May 28, 2025.

99.6	NICE Actimize Announces ENGAGE 2025 the Industry’s Leading Fraud & Financial Crime Risk Management Conference, dated May 29, 2025.